NO ACT

PE
12-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINAN



11005650

January 25, 2011

Luke Alverson
Senior Securities Counsel
Flowserve Corporation
5215 N. O'Connor Blvd.
Suite 2300
Irving, TX 75039



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-11

Re: Flowserve Corporation
Incoming letter dated December 22, 2010

Dear Mr. Alverson:

This is in response to your letter dated December 22, 2010 concerning the shareholder proposal submitted to Flowserve by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 25, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Flowserve Corporation
Incoming letter dated December 22, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement impacting the company that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

There appears to be some basis for your view that Flowserve may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Flowserve seeking approval of amendments to Flowserve's certificate of incorporation. You also represent that the proposal would directly conflict with Flowserve's proposal. You indicate that inclusion of both proposals in Flowserve's proxy materials would lead to inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Flowserve omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Robert Errett
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



<u>VIA E-MAIL</u>

December 22, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

<u>Re: Flowserve Corporation - Shareholder Proposal Submitted by John Chevedden</u>

Ladies and Gentlemen:

Flowserve Corporation, a New York corporation (the "Company" or "Flowserve"), received on November 22, 2010, a shareholder proposal dated November 22, 2010 (the "Proposal"), from Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy materials for its 2011 annual meeting of shareholders (the "2011 Proxy Materials"). The Company intends to omit the Proposal from the 2011 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials in reliance upon Rule 14a-8(i)(9) promulgated under the Securities Exchange Act of 1934, as amended.

The Company intends to hold its 2011 annual meeting of shareholders on or about May 19, 2011 (the "2011 Annual Meeting") and expects to file its definitive proxy materials for the 2011 Annual Meeting with the Commission on or about April 6, 2011. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we submit this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. A copy of this letter is also being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from its 2011 Proxy Materials.

SLB 14D also provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or to the Staff. Accordingly, we are taking this opportunity to inform the

Flowserve Corporation
World Headquarters

5215 N. O'Connor Blvd.
Suite 2300
Irving, TX 75039 USA

Telephone 972 443 6500
Facsimile 972 443 6800
www.flowserve.com

Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

A copy of the full text of the Proposal and supporting statement, as well as related correspondence, is attached to this letter as Exhibit A. For the convenience of the Staff, the operative text of the proposal is set forth below:

> RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at the 2011 Annual Meeting.

DISCUSSION

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2011 Annual Meeting.

A. Background

The Proposal seeks to create a "majority of the votes cast for or against" voting standard for all shareholder voting requirements, whether included in the Company's amended and restated certificate of incorporation (the "Certificate") or its bylaws, that currently call for a greater than simple majority vote. The proposal implicates two supermajority shareholder voting provisions in the Certificate (the "Supermajority Provisions"). The Company's bylaws do not contain any supermajority shareholder voting provisions.

The first Supermajority Provision is contained in Article Eighth of the Certificate and requires a vote of the holders of two-thirds of all outstanding shares entitled to vote thereon to adopt, amend or repeal any bylaw, or any provision of the Certificate, relating to (i) the number, classification and terms of office of directors, (ii) the filling of newly created directorships and vacancies occurring on the board of directors of Flowserve (the "Board"), (iii) the removal of directors, or (iv) the power of the Board to adopt, amend or repeal bylaws or the vote of the Board required for any such adoption, amendment or repeal. Article Eighth also requires a two-thirds vote of all outstanding shares entitled to vote thereon to amend or repeal the provisions contained in Article Eighth.

The second Supermajority Provision is contained in Article Ninth of the Certificate and requires a vote of the holders of at least 80% of the shares of capital stock entitled to vote thereon to authorize, adopt or approve (i) any plan of merger or consolidation of the corporation with or into any related corporation or any affiliate of a related corporation, (ii) any sale, lease, exchange or other disposition of all or substantially all the assets of the corporation to or with any related corporation or any affiliate of a related corporation and (iii) any issuance or delivery of capital stock or other securities of the corporation in exchange or payment for all or substantially all the assets of any related corporation or any affiliate of a related corporation. Article Ninth also requires the same 80% vote to amend or delete the provisions contained in Article Ninth. A copy of the full text of the Certificate is attached to this letter as Exhibit B.

The Company intends to include a proposal in the 2011 Proxy Materials to amend the Supermajority Provisions (the "Company Proposal"). Specifically, Flowserve intends to propose an amendment to Article Eighth of the Certificate to reduce the voting requirement contained therein from two-thirds of all outstanding voting shares to a majority of all outstanding voting shares. Second, Flowserve intends to propose an amendment to Article Ninth of the Certificate to reduce the voting requirement contained therein from 80% of the shares of capital stock entitled to vote thereon to two-thirds of all outstanding shares entitled to vote thereon.

B. Analysis

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has clarified that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the Staff has consistently stated that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded. *See Caterpillar Inc.* (March 30, 2010); *Best Buy Co., Inc.* (April 17, 2009); *AOL Time Warner Inc.* (March 3, 2003); *Mattel, Inc.* (March 4, 1999); and *Gabelli Equity Trust* (March 15, 1993).

Moreover, the Staff recently permitted exclusion of a shareholder proposal under circumstances substantially similar to the present case. In response to a no-action request from *The Walt Disney Company* (November 16, 2009) ("Disney"), the Staff concurred in excluding a shareholder proposal (the "Disney Shareholder Proposal") (substantially similar to the Proposal received by Flowserve), based on Disney's expressed intent to present a management-sponsored proposal to the shareholders reducing the supermajority voting requirements, in the case of interested party transactions, from four-fifths of outstanding shares to two-thirds of outstanding shares, and, in the case of amendments of the company's bylaws, from two-thirds of outstanding shares to a majority of outstanding shares (the "Disney Management Proposal").

Consistent with the Proposal received by Flowserve, the Disney Shareholder Proposal requested that the board of directors take the steps necessary so that each charter and bylaw shareholder voting requirement calling for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. In response, Disney expressed its intent to present the Disney Management Proposal to shareholders to amend each of the charter provisions implicated by the Disney Shareholder Proposal. However, the Disney Management Proposal sought to change the voting standards to a lower number of outstanding shares instead of voting standards based on the number of votes cast for and against as set forth in the Disney Shareholder Proposal.

Disney explained that if the Disney Shareholder Proposal and the Disney Management Proposal were included in its proxy statement for the upcoming annual meeting of shareholders, the results of the votes on both proposals could yield inconsistent, ambiguous or inconclusive results. The Staff concurred with Disney's position and permitted exclusion under Rule 14a-8(i)(9) because the Disney Shareholder Proposal and the Disney Management Proposal presented "alternative and conflicting decisions for shareholders and that submitting all of the proposals to a vote would provide inconsistent and ambiguous results."

Similarly, if the Proposal received by Flowserve is included in the Company's 2011 Proxy Materials, an affirmative vote on both the Proposal and the Company Proposal would lead to an inconsistent and ambiguous result, in contravention of Rule 14a-8(i)(9). The Proposal requests that the Board take the steps necessary so that each shareholder voting requirement, whether included in the Company's Certificate or its bylaws, "that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." As discussed above, the Company Proposal seeks to implement changes in exactly the provisions implicated by the Proposal. However, the Company Proposal sets forth a different approach. In particular, the Company Proposal calls for a different voting standard from that requested in the Proposal for the same two applicable provisions in the Company's Certificate. As a result, in the event of an affirmative vote on both proposals, the Company would be unable to determine the voting standard that its shareholders intended to support.

Including the Proposal in the Company's 2011 Proxy Materials could also result in inconsistent, ambiguous or inconclusive voting results due to the supermajority votes currently required to amend the Supermajority Provisions. For example, if the Proposal and the Company Proposal both receive a majority of votes cast, but the Company Proposal does not receive the requisite supermajority vote to amend the Company's Certificate, it would not be clear, whether (a) the Company should, nevertheless, take steps to implement the Proposal by submitting amendments conforming to the Proposal at the next annual meeting of shareholders or (b) because the Company's proposal did not pass, the Company should conclude that there is insufficient support for reducing the supermajority voting requirements so that submitting amendments conforming to the Proposal at the next annual meeting of shareholders would be futile.

Because of the direct conflict between the Proposal and the Company Proposal, inclusion of both proposals in the 2011 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent, ambiguous or inconclusive results.

For the foregoing reasons, the Company believes that it may properly exclude the Proposal from the 2011 Proxy Materials under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials.

Please do not hesitate to contact me at 972-443-6610 or by return email at lalverson@flowserve.com if you require additional information or wish to discuss this submission further.

Sincerely,



Luke Alverson
Flowserve Senior Securities Counsel

cc: John Chevedden
Ron Shuff

Attachments: Exhibit A - Shareholder proposal, supporting statement and related correspondence
Exhibit B - Amended and Restated Certificate of Incorporation

EXHIBIT A

Shareholder Proposal, Supporting Statement and Related Correspondence

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. James O. Rollans
Chairman of the Board
Flowserve Corporation (FLS)
5215 N OConnor Blvd Ste 2300
Irving TX 75039
Phone: 972 443-6500
Fax: 972 443-6800

Dear Mr. Rollans,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden

November 22, 2010
Date

cc: Ronald F. Shuff <rshuff@flowserve.com>
Corporate Secretary

[FLS: Rule 14a-8 Proposal, November 22, 2010]
3* – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement impacting our company, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws.

Corporate governance procedures and practices, and the level of accountability they impose, are closely related to financial performance. Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related with company performance. See "What Matters in Corporate Governance?" Lucien Bebchuk, Alma Cohen & Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).

This proposal topic won from 74% to 88% support at the following companies: Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner, James McRitchie and Ray T. Chevedden.

If our Company were to remove required supermajority, it would be a strong statement that our Company is committed to good corporate governance and its long-term financial performance.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, was concerned by discretionary elements in both our annual and long-term executive incentive plans, short long-term incentive performance periods of only three years, personal use of corporate jets, and single-trigger change in control benefits for executive officers.

The Corporate Library said Michael Johnston was flagged for his tenure on the Visteon board as it slid into bankruptcy. Mr. Johnston was nonetheless allowed to serve on our Nomination Committee.

Five directors had more than 12 years long-tenure (independence concern) and three of four board committees were chaired and controlled by these long-tenured directors.

We had no proxy access, no cumulative voting, no right to elect each director annually, no shareholder right to act by written consent, no shareholder right to call a special meeting and no shareholder right to decide certain issues by a majority vote.

Our board was the only significant directorship for 8 of our 11 directors. This could indicate a significant lack of current transferable director experience for the vast majority of our directors.

Please encourage our board to respond positively to this proposal in order to initiate improved governance and financial performance: **Adopt Simple Majority Vote – Yes on 3.***

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*FISMA & OMB Memorandum M-07-16***

RAM TRUST SERVICES

November 22, 2010

John Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 40 shares of Flowserve Corporation (FLS) common stock, CUSIP #34354P105, since at least November 16, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Michael P. Wood
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289





Re: Rule 14a-8 Proposal (FLS)
Ron Shuff & to MB Memorandum M-07-16*** 12/17/2010 10:17 AM
Cc: Luke Alverson

History: This message has been forwarded.

Dear Mr. Chevedden,

In the interest of encouraging positive and productive discussions regarding your shareholder proposal that was delivered on November 22, I am writing to inform you that our Board of Directors intends to submit a separate proposal to our shareholders at our 2011 annual meeting addressing the reduction of supermajority shareholder voting provisions in our governing documents.

As I am assume you are aware, our Certificate of Incorporation currently contains two such provisions:

1. Article Eighth requires a 2/3 shareholder vote to amend our charter or by-laws provisions relating to: the number, class and terms of directors; filling new directorships and vacancies; and the Board's power to amend our by-laws.
2. Article Ninth requires an 80% shareholder vote to approve transactions with a shareholder holding 10% or more of our voting power.

Our Board's proposal will seek to amend both provisions and thereby reduce the Article Eighth 2/3 standard to a majority of shares outstanding, and reduce the Article Ninth 80% standard to 2/3 of shares outstanding. The Board believes, and we hope you agree, that these measured reductions are appropriate to demonstrate our continued commitment to good corporate governance practices, as you note in your proposal text, as well as our desire to protect minority shareholder rights under our governing documents.

Given the shared subject matter of our Board's proposal and your proposal, we believe that inconsistent or inconclusive voting results could be generated if both proposals were to be included in our proxy materials. This would work against our mutual goal of improving the efficiency of the shareholder proposal process and the desire for certainty in our governance structure.

For these reasons, we respectfully request that you consider withdrawing your proposal.

As a fellow shareholder of the company, I hope that our Board's actions demonstrate, for you as they have for me, its commitment to meaningfully addressing shareholder concerns. I look forward to your response and a productive, respectful dialogue as we work toward a result that is in the best interest of all our company's shareholders.

Also, in light of my travel schedule and more limited availability this time of year, I would ask that you direct all follow up correspondence to Luke Alverson, our senior securities counsel, who is copied on this email. This will help ensure our prompt response to your future communications with us regarding this matter.

Thank you for your attention to this matter. Best wishes to you and your family for a very enjoyable holiday season.

Ronald F. Shuff
Sr. VP - Secretary & General Counsel
Flowserve Corporation
Office phone: 972-443-6543
Cell: 469-585-8376

Fax: 972-443-6843
E-mail: rshuff@flowserve.com

FISMA & OMB Memorandum M-07-16 Mr. Shuff, Please see the attached Rule 14a-8 P... 11/22/2010 12:32:53 PM

From:	***FISMA & OMB Memorandum M-07-16***
To:	Ron Shuff/North America/Flowserve
Date:	11/22/2010 12:32 PM
Subject:	Rule 14a-8 Proposal (FLS)

Mr. Shuff,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden [attachment "CCE00005.pdf" deleted by Ron Shuff/North America/Flowserve]



Rule 14a-8 Proposal (FLS)

& OMB Memorandum M-07-16 to: Ronald F. Shuff 12/17/2010 11:07 AM

Cc: Luke Alverson

History:	This message has been forwarded.

Mr. Shuff, Thank you for the message which seems promising. I will review it further and advise.

Sincerely,

John Chevedden



Rule 14a-8 proposal (FLS)

& OMB Memorandum M to: Ronald F. Shuff — 12/19/2010 03:46 PM

Cc: Luke Alverson

History: This message has been replied to and forwarded.

Mr. Shuff, Thank you for taking initial steps to adopt the rule 14a-8 proposal. I am willing to withdraw the proposal effective shortly after the publication of the 2011 annual meeting proxy and upon my satisfaction that the board has taken all the steps necessary at that point to fully adopt the 2011 proposal.

Sincerely,

John Chevedden





Re: Rule 14a-8 proposal (FLS)

Luke Alverson to ***FISMA & OMB Memorandum M-07-16*** 12/20/2010 10:39 AM

Cc: "Ronald F. Shuff"

Mr. Chevedden,

Due to Mr. Shuff's travel schedule and unavailability to promptly respond to you directly, I am replying on his behalf.

We thank you for the very prompt and encouraging reply. We sincerely appreciate you working with us on this informal and constructive basis, since it is the most cost effective for all shareholders. We are also pleased that you appear to be in agreement, at least in principle, with our alternative Board-endorsed approach.

We certainly understand your need for assurances that the Board will follow through with this alternative. However, your expressed conditions of withdrawing only after the publication of our 2011 Proxy Statement would occur later than needed for certainty concerning your withdrawal. Please understand that we cannot publicly file a proxy statement that does not include a validly-submitted shareholder proposal (whether yours or any other shareholder's) without certainty that the proposal has previously been withdrawn.

In short, while we appear to be in agreement in principle on the substantive Board alternative proposal, we need to follow an approach that both satisfies your understandable need to ensure the Board's proposal will be put forward in the proxy, and our need to properly address our responsibilities under the proxy rules. As a viable process alternative in consideration for your withdrawal now, we can provide a commitment from our Board Chairman to you stating that:

1. The Board has agreed to include, and will endorse for shareholder approval, the Board's alternative supermajority adjustment proposal in the Company's 2011 Proxy Statement.
2. If this proposal is approved by the requisite shareholders in support of the Board's favorable recommendation, the Board will promptly implement the amendments called for by this Board proposal.

Following confirmation of your withdrawal, we would also in due course provide a copy of the Board's formal resolutions, to be adopted at its regular February 2011 meeting, approving the proposal for inclusion in our 2011 proxy statement.

Thank you again for your cooperation and attention to these legal process issues. If you are available later today, we would like to schedule a conference call with you to discuss our mutual needs and work to promptly bring this matter to conclusion. Please let me know if you have any remaining questions or concerns. Thank you.

Best,

Luke Alverson
Senior Securities Counsel
Flowserve Corporation
5215 N. O'Connor Blvd., Ste. 2300
Irving, Texas 75039
Direct: 972.443.6610
Fax: 972.443.6910
Cell: 214.435.6784
lalverson@flowserve.com



Rule 14a-8 proposal (FLS) a'

t

FISMA & OMB Memorandum M-07-16 Ronald F. Shuff 12/21/2010 10:16 PM

Cc: Luke Alverson

History: This message has been forwarded.

Mr. Shuff, Thank you for taking initial steps to adopt the rule 14a-8 proposal. I might withdraw the proposal effective shortly after a company announcement and upon my satisfaction that the board has taken all the steps necessary at that point to fully adopt the 2011 proposal.

Sincerely,

John Chevedden





Re: Rule 14a-8 proposal (FLS) a'
Luke Alverson to ***FISMA & OMB Memorandum M-07-16*** 12/22/2010 10:23 AM
Cc: "Ronald F. Shuff"

Mr. Chevedden,

Thank you for this clarification of your intentions. It appears that you are unwilling to withdraw your 2011 Proxy Statement proposal, despite the offered assurances regarding Board endorsement and implementation of its planned proposal. We will proceed accordingly and be in touch, as appropriate.

Best,

Luke Alverson
Senior Securities Counsel
Flowserve Corporation
5215 N. O'Connor Blvd., Ste. 2300
Irving, Texas 75039
Direct: 972.443.6610
Fax: 972.443.6910
Cell: 214.435.6784
lalverson@flowserve.com

FISMA & OMB Memorandum M-07-16 Mr. Shuff, Thank you for taking initial steps to ad... 12/21/2010 10:16:01 PM

From:	***FISMA & OMB Memorandum M-07-16***
To:	"Ronald F. Shuff" <RShuff@Flowserve.com>
Cc:	Luke Alverson <LAlverson@flowserve.com>
Date:	12/21/2010 10:16 PM
Subject:	Rule 14a-8 proposal (FLS) a'

Mr. Shuff, Thank you for taking initial steps to adopt the rule 14a-8 proposal. I might withdraw the proposal effective shortly after a company announcement and upon my satisfaction that the board has taken all the steps necessary at that point to fully adopt the 2011 proposal.
Sincerely,
John Chevedden

EXHIBIT B

Amended and Restated Certificate of Incorporation

State of New York }
Department of State } *ss:*

I hereby certify that the annexed copy has been compared with the original document in the custody of the Secretary of State and that the same is a true copy of said original.

Witness my hand and seal of the Department of State on **January 22, 2007**


STATE OF NEW YORK
DEPARTMENT OF STATE

Special Deputy Secretary of State

DOS-1266 (Rev. 11/05)

RESTATED CERTIFICATE OF INCORPORATION

OF

FLOWSERVE CORPORATION

Under Section 807 of the Business Corporation Law

Pursuant to the provisions of Section 807 of the Business Corporation Law, I, the undersigned officer of FLOWSERVE CORPORATION, a New York corporation (the "Corporation"), do hereby certify:

1. The name of the Corporation is Flowserve Corporation. The name under which the Corporation was formed was Duriron Castings Company.

2. The Certificate of Incorporation of the Corporation was filed by the Department of State on May 1, 1912.

3. The amendments to the Certificate of Incorporation effected by this Certificate are as follows:

Article THIRD of the Certificate of Incorporation is hereby amended by deleting part (b), hereby eliminating the designation of, and all references to, the Series A Junior Participating Preferred Stock in the Certificate of Incorporation.

Article FIFTH of the Certificate of Incorporation is hereby amended to reflect a change in the location of the office of the Corporation from "Town of Evans, Erie County, State of New York" to "New York County, State of New York".

Article SIXTH of the Certificate of Incorporation is hereby amended to change the post office address to which the Secretary of State of New York shall mail a copy of any process against the Corporation served upon him from "Flowserve Corporation, General Counsel, 5215 N. O'Connor Blvd., Suite 2300, Irving, Texas 75039" to "Flowserve Corporation, c/o CT Corporation System, 111 Eighth Avenue, New York, New York 10011".

Article TENTH of the Certificate of Incorporation is hereby amended to reflect a change in the address of CT Corporation System, as the registered agent of the Corporation, from "1633 Broadway, New York, New York 10019" to "111 Eighth Avenue, New York, New York 10011".

4. As a result of the amendment to Article THIRD, the number of shares of the Series A Junior Participating Preferred Stock, par value $1.00 each, that the Corporation has designated for issuance is decreased from 150,000 to zero. No change in the number of outstanding shares of the Series A Junior Participating Preferred Stock results from such amendment as no shares of the Series A Junior Participating Preferred Stock are outstanding at the time of such amendment. The number of shares of Preferred Stock, of the par value of $1.00 each, that the Corporation is authorized to issue as a result of such

amendment shall be unchanged from 1,000,000. The amendment eliminates the designation of the Series A Junior Participating Preferred Stock only. These shares will remain as Preferred Stock.

5. To accomplish the foregoing amendments, the text of the Certificate of Incorporation is hereby restated as amended in its entirety to read as set forth in the Certificate of Incorporation of the Corporation as hereinafter restated.

6. The restatement of the Certificate of Incorporation herein provided for was authorized by the unanimous vote of the directors present at a regular meeting of the Board of Directors of the Corporation duly convened and held on July 20, 2006.

The text of the Certificate of Incorporation is hereby restated in its entirety to read as follows:

RESTATED CERTIFICATE OF INCORPORATION

OF

FLOWSERVE CORPORATION

FIRST: The name of the corporation is Flowserve Corporation.

SECOND: The purposes for which the corporation is formed are as follows:

To manufacture, fabricate, cast, machine, mold, develop, process, assemble, purchase or otherwise acquire, sell, lease or otherwise dispose of, and in all ways handle and deal in any or all of the following, and to carry on any trade or business incident thereto, connected therewith or in furtherance thereof:

(a) Pumps, valves, pipe and fittings, filters, anodes, fans, heat exchangers, castings, motors and chemical and other process equipment of all kinds;

(b) All kinds of equipment, castings, molded products, articles and supplies used or useful in the manufacturing, transferring, handling or disposal of corrosive or erosive compounds, liquids, or gases or in controlling corrosive or erosive environments of any kind;

(c) All kinds of equipment, components, parts, articles and supplies used or useful in controlling friction or any other mechanical property, function, action or performance or to seal, lubricate or otherwise control or promote movement or flow of solids, liquids and gases of every kind or nature;

(d) Metals, metallurgical alloys and any article in the manufacture or composition of which any alloy or metallurgical compound is a factor;

(e) Non-metallic molded and machined products of all compositions and types and chemicals, chemical compounds and related products of all kinds, including any article in the manufacture or composition of which chemicals, chemical compounds or related products are a factor.

To purchase or otherwise acquire, hold, own, sell or otherwise dispose of real property, improved or unimproved, and personal property, tangible or intangible, including, without limitation, goods, wares and merchandise of every description and the securities and obligations of any issuer.

In addition to the foregoing, the purpose for which the corporation is formed is to engage in any lawful act or activity; provided, however, the corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The aggregate number of shares which the corporation shall have authority to issue is 121,000,000 of which 1,000,000 shares, of the par value of $1.00

each, shall be Preferred Stock and 120,000,000 shares, of the par value of $1.25 each, shall be Common Stock. The Preferred Stock may be issued from time to time in one or more series with such distinctive designations as shall distinguish the shares thereof from the shares of all other series and (i) may have such number of shares to constitute each series, which number may be from time to time increased or decreased, but not below the number of shares thereof then outstanding; (ii) may have such voting powers, full or limited, or may be without voting powers; (iii) may be subject to redemption at such time or times and at such prices and on such terms; (iv) may have the benefit of a sinking fund to be applied to the purchase or redemption of such shares, in such amount and applied in such manner; (v) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends on any other class or classes or series of stock of the corporation; (vi) may have such rights upon the dissolution of, or upon any distribution of assets of, the corporation; (vii) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the corporation at such price or prices or at such rates of exchange, and with such adjustments; and (viii) shall have such other relative rights, preferences and limitations, all as shall hereafter be fixed by the resolution or resolutions providing for the issue of such shares of Preferred Stock from time to time adopted by the Board of Directors of the corporation pursuant to authority so to do which is hereby expressly vested in said Board of Directors.

FOURTH: No holder of shares of any class of the corporation shall have any preemptive rights with respect to, or any preemptive rights to purchase or subscribe for, any shares of any class or other securities of any kind of the corporation.

FIFTH: The office of the corporation is to be located in New York County, State of New York.

SIXTH: The corporation hereby designates the Secretary of State of New York as its agent upon whom process in any action or proceeding against it may be served within the State of New York and the address to which the Secretary of State shall mail a copy of any process against the corporation which may be served upon him pursuant to law is:

Flowserve Corporation
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

SEVENTH: Its duration is to be perpetual.

EIGHTH: The number of Directors of the corporation shall be such as from time to time shall be fixed by the By-Laws of the corporation, but shall not be less than three. Any of the following actions may be taken by the shareholders of the corporation only by vote of the holders of two-thirds of all outstanding shares entitled to vote thereon:
(a) adoption, amendment or repeal of any by-law, or any provision of this Certificate of Incorporation, relating to (i) the number, classification and terms of office of Directors,

(ii) the filling of newly created directorships and vacancies occurring in the Board of Directors, (iii) the removal of Directors, or (iv) the power of the Board of Directors to adopt, amend or repeal by-laws of the corporation or the vote of the Board of Directors required for any such adoption, amendment or repeal; or (b) any amendment or repeal of this Article EIGHTH. Nothing contained in this Article EIGHTH shall in any way limit the power of the Board of Directors to adopt, amend or repeal by-laws of the corporation.

NINTH:

(a) The affirmative vote of the holders of at least 80% of the shares of capital stock entitled to vote thereon shall be required to authorize, adopt or approve any of the following:

(i) Any plan of merger or consolidation of the corporation with or into any Related Corporation or any affiliate of a Related Corporation;

(ii) Any sale, lease, exchange or other disposition of all or substantially all the assets of the corporation to or with any Related Corporation or any affiliate of a Related Corporation;

(iii) Any issuance or delivery of capital stock or other securities of the corporation in exchange or payment for all or substantially all the assets of any Related Corporation or any affiliate of a Related Corporation; and

(iv) Any amendment or deletion of this Article NINTH.

(b) As used in this Article NINTH, the following terms shall have the following meanings:

(i) "Related Corporation" shall mean any corporation which, together with its affiliates and associated persons owns, as of the record date for the determination of stockholders entitled to vote on the transaction in question, of record or beneficially, directly or indirectly, 10% or more of the shares of capital stock of the corporation entitled to vote on such transaction;

(ii) An "affiliate" of a Related Corporation shall mean any individual, partnership, joint venture, trust, corporation or other entity which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Related Corporation; and

(iii) An "associated person" of a Related Corporation shall mean any officer or director of, or any beneficial owner, directly or indirectly, of 10% or more of any class of equity security of, such Related Corporation or any of its affiliates.

(c) Any determination made in good faith by the Board of Directors, on the basis of information at the time available to it, as to whether any corporation is a Related

Corporation or whether any person is an affiliate or an associated person of a Related Corporation, shall be conclusive and binding for all purposes of this Article NINTH.

TENTH: The corporation hereby designates CT Corporation System, having an office at 111 Eighth Avenue, New York, New York 10011, as its registered agent upon whom process against it may be served.

ELEVENTH: No director of this corporation shall be personally liable to this corporation or its shareholders for damages for any breach of duty as a director; provided, however, that, to the extent required by applicable law, the foregoing clause shall not apply to any liability of a director if a judgment or other final adjudication adverse to him establishes (i) that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law, (ii) that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or (iii) that his acts violated Section 719 of the New York Business Corporation Law. Any repeal or modification of this Article ELEVENTH shall not adversely affect any right or protection of a director of the corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification.

IN WITNESS WHEREOF, I hereunto sign my name and affirm that the statements made herein are true under penalties of perjury, this 15th day of August 2006.



Name: Ronald F. Shuff
Title: Vice President, Secretary and General Counsel